

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

Via E-mail
Jerett Creed
Chief Executive Officer
Cardigant Medical, Inc.
1500 Rosecrans Avenue, Suite 500
Manhattan Beach, CA 90266

Re: Cardigant Medical, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed September 13, 2011
     File No. 333-176329

Dear Mr. Creed:

   We have reviewed Amendment No. 2 to your registration statement on Form S-1 filed on September 13, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. We note on your cover page and throughout your filing that you expect to receive proceeds of $2,500,000. Since this is a self-underwritten, non-firm commitment offering, it is not appropriate to expect to receive any amount of proceeds. Please delete this disclosure and the disclosure about the use of proceeds on the prospectus cover page. Instead, please revise your disclosure to add language to the cover page indicating, if true, that there is no minimum amount of proceeds that must be raised prior to accepting purchases.

Prospectus Cover Page

3. Please disclose the price at which the shares will be sold by the company on the cover page of the prospectus. Please note that since there is no market for the shares, the selling shareholders also need to offer their shares at a fixed price until such time as a market for the shares develops, and such price should be stated on the prospectus cover page. In addition, please revise the second paragraph under the section entitled "Selling Shareholder and Plan of Distribution" to disclose that the shares will be sold at a fixed price, naming that price and that only after a market develops will the shares be sold in negotiated transactions, etc.

4. Please state on the cover page of the prospectus which individuals will sell the shares on behalf of the company and whether they will receive any compensation for the sale of company shares. Please note that we may have further comments on your revised disclosure.

5. Please limit your prospectus cover page to one page. Please note that it should only include the most important facts about the offering.

6. We note that your prospectus cover page includes two boldface paragraphs that contain references to the risk factors. Please revise the prospectus cover page to combine these paragraphs into one paragraph that still includes a reference to the page where the risk factors begin.

Prospectus Summary
Description of Business & Overview, page 4

7. Please include disclosure in this section stating that Dr. Kyun-Hyun Cho of Yeungnam University is the inventor of your lead product CM-121, and that you currently have one licensing agreement with Yeungnam University covering the license of CM-121.

Apoa-1 Overview, page 6

8. We note your disclosure that it has been shown that the Apoa-1 protein has strong anti-oxidant properties as well. Please disclose when, where and by whom this effect has been observed. Also, if this effect has been observed in vitro or in animal testing, please state that there is no guarantee that the implied therapeutic benefits will be demonstrated after completion of the necessary and extensive clinical testing of human subjects.

Secondary Product Candidates, page 7

9. Please revise your disclosure to explain what constitutes a "first-in-man (FIM) environment."

10. Please describe the difference between a "systemic delivery route" versus "local delivery" and clarify which of these your proprietary delivery catheters utilize.

Our Business Strategy, page 7

11. Please clarify what you mean by the acronyms "GLP" and "GMP."

12. Please specify in this section and in the section entitled "Description of Our Business" under the appropriate subsections to whom you outsource your in vivo studies and with which contract manufacturer you work to produce clinical grade CM-121(we note on page 31 under the section entitled "Manufacturing" that your biologic supplier is currently located in China). Also, please clarify whether you currently have a manufacturing agreement with this manufacturer. If you do, please provide the material terms of this agreement in your "Business" section, including, but not limited to any payment provisions, material obligations that must be met to keep the agreement in place, duration and termination provisions. In addition, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Risks Related to Our Business, page 8

13. Please revise your disclosure to separate each risk into its own bullet point. For example, under your first bullet point, please separate the statements "We are currently understaffed. While we are recruiting for key technical positions, we may be unable to fill these positions or retain the talent and relationships we currently have" into their own bullet point as they are a separate risk unrelated to your limited operating history. Also, please move the last sentence under the first bullet point to the second bullet point as this statement relates to your current lack of capitalization.

Use of Proceeds, page 10

14. Please expand the "Use of Proceeds" section to provide a table with rows for the various uses of proceeds and columns for various levels of sales (for example, 25%, 50%, 75% and 100% of the total number of shares offered). Please also disclose the amount of proceeds you think you will need to use before you can get to the stage of filing an IND to begin clinical testing.

Risk Factors, page 11

15. Please provide more extensive disclosure as a separate risk factor regarding the lack of a minimum amount of shares to be purchased. In doing so, please explain that a purchaser may purchase shares but the company may not receive any other substantial amount of proceeds; thus leaving the company unable to engage in the activities they hope to be able to engage in or the costs they expect to be able to pay from the offering proceeds.

16. Please include a risk factor describing the risks related to the fact that there is no underwriter and therefore no underwriter's due diligence has been performed. You

should explain that the underwriter's due diligence involves confirming the accuracy of the prospectus disclosure and assisting the company in pricing the offering.

17. Please include a risk factor discussing the potential conflict of interests as a result of the majority shareholder being the sole director of the company as well as the CEO, CFO and CAO.

We will need substantial additional funding…, page 12

18. We note that your future capital requirements will depend on many factors. To the extent practicable, please estimate the amount of funds you will need to reach a point where you can file an IND and begin clinical testing.

If we are not able to retain and recruit qualified management and technical…, page 13

19. To the extent that you have experienced problems attracting and retaining key members of your management team personnel in the recent past, please revise your disclosure to describe these problems. Additionally, if any member of your management team has plans to leave your company in the near future, please revise the discussion to disclose this information.

We face substantial competition from better capitalized, managed and experience…, page 16

20. Please revise your disclosure to include the names of the other companies from which you face substantial competition.

If we are unable to defend our patent position, others could directly compete…, page 18

21. To the extent you have initiated any actions related to possible infringement of your intellectual property, please discuss the situation and potential consequences in this risk factor discussion. Similarly revise "If we infringe or are alleged to infringe intellectual property rights of third parties…" and "We may be brought into a lawsuit to defend our intellectual property or that of third party collaborators" if you have received notice of patent infringement, patent challenges or related legal action.

If we fail to comply with our obligations in our patent license agreements…, page 18

22. Please revise your disclosure to briefly disclose your financial and performance obligations in order not to be in breach of the licensing agreeing with Yeungnam University.

Risks Related to the Purchase of Our Common Stock…, page 20

23. Please include a risk factor in this section discussing the risks associated with your stock being a "penny stock."

Determination of Offering Price, page 21

24. Please expand your disclosure in this section to provide the financial and market factors you considered. If the price truly bears no relation at all to the company's prospects, you should state that the offering price is arbitrary and bears no relation to the company's assets, stage of development or prospects for profitability.

Selling Shareholders and Plan of Distribution, page 22

25. To the extent that Mr. Creed or any other selling shareholders will also sell shares on behalf of the company, please revise your disclosure to state what protocol these individuals will use to determine whether the shares they sell will be their shares or company shares.

Dilution, page 24

26. Please explain to us why you have not included the information required by Item 506 of Regulation S-K in the filing. Item 506 requires the following disclosures, preferably in a tabular form: (a) The net tangible book value per share before and after the transaction; (b) The amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and (c) The amount of the immediate dilution from the public offering price which will be absorbed by such purchasers. Please revise your disclosures accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

27. Please remove references to pre-Codification accounting literature designations such as SFAS No. 148 or SFAS 123R, SFAS 144, SFAS 109 from this section and from other sections in the filing including the financial statements.

Research and Development Expenses, page 25

28. You disclose that you are focused on the use of biologics and combination biologics and devices for the treatment of acute coronary syndromes and aortic valve stenosis. You expect this goal to be supported by substantial research and development investments; on page F-6 you state that you are engaged in research and development activities in multiple countries. Please provide quantitative and qualitative disclosure about the amount of costs, both internal and external, incurred during each period presented and incurred to date on each of your major research and development projects. To the extent that you cannot attribute costs to a project, please explain why management does not maintain and evaluate those costs by project.

29. In addition, we believe that including disclosures about estimated future expenses related to your major research and development projects in the MD&A would be useful for investors. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry

Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm. Please revise your disclosures as applicable. To the extent that information requested above is not estimable, disclose that fact and the reason why it is not estimable.

Revenue Recognition, page 25

30. Please disclose your accounting policy for recognizing grant revenues. Please also tell us why you have classified the grant received as revenue as opposed to other income. Disclose the significant terms of your N.I.H. grant.

Liquidity and Capital Resources, page 28

31. Please revise your disclosure to include information as of the end of the latest fiscal period and cumulative from inception in addition to discussing the latest six months ended June 30, 2011.

Quarterly Events, page 29

32. We note that on April 1, 2011, you entered into a consulting agreement with your Chief Medical Officer for the period of approximately 21 months ending December 2011. It is impossible for a 21 month agreement entered into in April 2011 to end on December 2011. Please revise your disclosure accordingly or provide an explanation for this discrepancy.

Stock Option Plan, page 32

33. Please file your 2010 Stock Option Plan as an exhibit.

Our Business Strategy, page 33

34. We note that you have tested CM-121 and your combined delivery method in "various pre-clinical experiments." Please clarify and describe what you mean by "various pre-clinical experiments."

Scientific Background of Apoa-1, page 34

35. We note that you have secured exclusive U.S. rights and cooperation from the inventor of CM-121, Dr. Kyun-Hyun Cho of Yeungnam University. Please clarify in this section that you have entered in a license agreement with Yeungnam University to license your lead product CM-121. In addition, please describe the material terms of the license agreement, including, but not limited to any payment provisions, royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions. Also,

> please file the agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of
> Regulation S-K.

Market Opportunity for CM-121, page 35

36. Please provide the basis for your statement, "There is no question that the market(s)
    that CM-121 is attempting to address represent markets in excess of a billion dollars,"
    or alternatively, delete this statement from your disclosure.

Intellectual Property, page 35

37. Please revise your disclosure to include when patent number US2005287636(A1)
    expires.

38. Please revise your disclosure to include the jurisdictions in which you have filed
    patent applications for your delivery method.

Related Party Transactions, page 36

39. Please disclose your outstanding balance with Mr. Creed as of the latest practicable
    date. Also, please clarify whether these loan agreements are in writing, and if so, file
    them as exhibits.

U.S. Government Regulation and Combination Products, page 36

40. Please expand your disclosure in both of these sections to discuss in greater detail the
    steps involved in obtaining FDA approval for the commercial sale of biological and
    combination products, respectively.

Employees, page 37

41. We note that as of June 30, 2011, you had one employee. Please specify the name of
    that employee. If you have entered into an employment agreement with the
    employee, please disclose the material terms of that agreement and file it as an
    exhibit.

42. We note under the section entitled "Quarterly Events" on page 26 that on April 1,
    2011, you entered into a consulting agreement with your Chief Medical Officer for
    the period of approximately 21 months. Please include this information in this
    section and specify that your Chief Medical Officer's name is Emerson C. Perin and
    file the consulting agreement as an exhibit. Also, if you have entered into a
    consulting agreement with you Chief Scientific Officer, Ralph Sinibaldi, please
    include the material terms of that agreement in this section as well and the file the
    agreement as an exhibit.

Directors and Executive Officers, page 38

43. Please revise your disclosure to state the ages of your directors and executive officers and the period of time which they have served in those capacities.

Executive Compensation, page 39

44. We note that your CEO and CFO (currently served by Jerett A. Creed) is accruing a cash salary of $120,000 per year and your CSO and CMO are compensated on an hourly basis for time served paid as a mixture of cash and stock. We also note that your CSO is currently compensated at the rate of $100/hr plus the equivalent of $100/hr of compensation paid in equity priced at $0.20 per share. Please revise your disclosure to include the compensation amount of your CMO.

45. Please revise your disclosure to include the required summary compensation table pursuant to Item 402(n) of Regulation S-K.

Disclosure Controls and Procedures, page 40

46. We note your disclosure that your disclosure controls and procedures are effective. However, we also note your disclosure that given that the company has a limited accounting department, segregation of duties cannot be completely accomplished at this stage of the business cycle. Given this disclosure and the fact that your CEO, CFO and CAO are the same person, an inability to segregate duties would render your disclosure controls and procedures ineffective. Please explain this apparent discrepancy or how you determined that your disclosure controls and procedures are effective. Otherwise, please revise your disclosure to state that your disclosure controls and procedures are not effective.

Audited Financial Statements
Report of Independent registered Accounting Firm, page F-1

47. Please ask your auditor to revise the wording of its report to state, if true that it has audited your financial statements as of December 31, 2010 and 2009 and for the period from inception (April 17, 2009) to December 31, 2010.

Statements of Cash Flows, page F-5

48. We note that you included the advancements from related net of repayments within the financing activities. Please revise the presentation to present these amounts on a gross basis or explain the basis for your presentation.

Notes to Financial Statements
(2) Summary of Significant Accounting Policies
Revenue recognition, page F-6

49. Please disclose your accounting policy for recognizing grant revenues.

Shareholder's Equity, page F-8

50. In order for us to fully understand the equity fair market valuations reflected in your financial statements please provide an itemized chronological schedule here and in the MD&A covering all equity instruments issued since inception through the date of your response. Please provide the following information separately for each equity issuance:

- The date of the transaction,
- The number of equity instruments granted or shares issued,
- The exercise price of equity instruments granted if any,
- Management's estimated fair market value per share and how the estimate was developed
- The identity of the recipient, indicating if the recipient was a related party,
- The nature and terms of concurrent transactions; and,
- The amount of any compensation or interest expense element.

51. Please tell us how you plan to account for your undistributed losses in your accumulated deficit line item upon conversion from an S corporation to a C Corporation. Please refer to SAB Topic 4:B.

Financial Statements at June 30, 2011, Unaudited

52. Please update the unaudited financial statements and related disclosures based on the comments related to the audited financial statements as at December 31, 2010 as applicable.

Exhibits

53. Please refer to Item 601 of Regulation S-K which provides a listing of the required exhibits and file your remaining exhibits, including the articles of incorporation, bylaws, accountant's consent, legal opinion, material contracts and consents of experts and counsel. These exhibits should be filed with your next amendment or as soon as practicable. We will need time to review the exhibits prior to granting effectiveness of the registration statement. Please also note that the list of exhibits should be a cumulative record which includes all of the exhibits that have been filed in the initial filing and each amendment.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director